[Greenberg Traurig, LLP Letterhead]

June 2, 2014

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jennifer Gowetski, Senior Counsel

Re:	Hines Global REIT II, Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed June 2, 2014
File No. 333-191106

Dear Ms. Gowetski:

On behalf of Hines Global REIT II, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Sherri W. Schugart of the Company, dated February 27, 2014 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with one clean copy of Amendment No. 3 and four marked copies of Amendment No. 3, which have been marked to indicate the location of changes from Amendment No. 2 to the Registration Statement filed on February 11, 2014, together with four copies of this response letter.

General

1.	Please update your financial statements and all financial information provided in your next amendment to your Form S-11.

Response:

The Company has updated its financial statements through March 31, 2014 and has updated the other financial information throughout Amendment No. 3.

Ms. Jennifer Gowetski

June 2, 2014

Q: Why are we offering two classes of our common stock…, page x

2.	We note your disclosure on page xi that in the event of liquidation, your assets “will be distributed between the holders of Class A Shares and Class C Shares ratably in proportion to the respective net asset value for each class.” We also note your disclosure on page xi that each share class could have a different estimated net asset value. Please revise your disclosure to clarify, if true, that the net asset value as well as any liquidation distributions on Class C Shares will likely be lower than Class A Shares or advise.

Response:

The Company advises the Staff that it has renamed the Class C shares as Class T shares in Amendment No. 3. Further, the Company advises the Staff that when the Company determines a net asset value of its shares based on a valuation of its assets, both share classes will have the same net asset value. The distributions paid to holders of Class T shares will be reduced by the amount of the ongoing distribution and shareholder servicing fees and, accordingly, the payment of such fees in connection with the Class T shares will not result in the net asset value for Class T shares being different from that of the Class A shares. The Company has revised the disclosure on page xi and elsewhere in Amendment No. 3 to clarify that in the event of liquidation, the Company’s assets, or the proceeds therefrom, will be distributed in an equal amount per share of common stock, regardless of the class of shares.

Management Compensation, Expense Reimbursements…, page 5

3.	We note that for purposes of your compensation table, you assume that 80% of the common stock sold in the offering are Class A Shares and that 20% are Class C Shares. Please revise your disclosure to explain your basis for this assumption. In addition, please revise your disclosure to disclose the maximum amount of selling commissions, dealer manager fees, and distribution and shareholder servicing fees for each of the Class A Shares and Class C Shares.

Response:

The Issuer has presented the information in the compensation table based on its best estimate of how the offering will be sold, assuming that 80% of the shares sold are Class A shares and 20% of the shares sold are Class T shares. Although there can be no assurances as to how many shares of each class will be sold, the Issuer has made a reasonable assumption based on discussions with Hines Securities, Inc. (the “Dealer Manager”), the dealer manager for the Issuer’s offering. Based on the Dealer Manager’s experience and familiarity with the broker dealers that are expected to participate in the distribution of the offering, the Dealer Manager believes that certain broker dealers will be interested in selling the Class T shares, due to their lower up-front underwriting commissions and fees, while most broker dealers will continue to be interested in selling a “traditional” public, non-traded REIT share like the Class A share,

Ms. Jennifer Gowetski

June 2, 2014

for which all underwriting commissions and fees are paid up front. As requested by the Staff, the disclosure in the compensation table has been revised to include the maximum amount of selling commissions, dealer manager fees, and distribution and shareholder servicing fees, assuming that 100% of Class A shares or 100% of Class T shares are sold.

Share Redemption Program, page 14

4.	We note your disclosure that each share class will be redeemed at a fixed percentage of the lower of either the then-current offering price or the price paid to acquire the shares, depending on the length of ownership. Please revise your disclosure to explain why each class is subject to the same surrender charge despite the difference in fees paid by each class up front and on an ongoing basis.

Response:

The Company advises the Staff that the share redemption program does not assess a “surrender charge” or fee for redemptions. No fee will be collected from stockholders in connection with redemptions. As described in the “Description of Capital Stock — Share Redemption Program” section, generally, the price at which shares are redeemed depends upon the length of time for which the stockholder has held the shares, regardless of the class of shares held by the stockholder. Accordingly, if a stockholder redeems his or her shares after four years, the stockholder will receive the price the stockholder paid for the shares as the redemption price per share, regardless of whether the stockholder owns Class A shares or Class T shares (assuming, if the Company is engaged in a public offering at the time of redemption, that the then-current offering price for such shares is not lower than the price the stockholder paid for such shares). The Company believes this is a reasonable approach to redemption plan pricing and does not believe there should be different pricing based on the underwriting compensation payable in connection with the purchase of shares.

If we were considered to actually or constructively pay a “preferential dividend”…, page 51

5.	Please tell us whether you intend to seek a private letter ruling from the IRS to determine its position with regards to whether the differences in the dividends distributed to holders of Class A Shares and holders of Class C shares will cause such dividends to be preferential dividends or advise.

Response:

The Company advises the Staff that it has requested a private letter ruling from the Internal Revenue Service.

Ms. Jennifer Gowetski

June 2, 2014

Prior Performance, page 122

6.	We note your response to comment 8 of our comment letter dated November 21, 2013. With respect to the ten prior programs that Hines did not have investment control, please remove the prior performance information regarding such entities as these do not appear to be prior programs.

Response:

In response to the Staff’s comment, in Amendment No. 3, the Company has removed the prior performance information concerning the ten prior programs for which Hines did not have sole investment control.

***

If you should have any questions about this letter or require any further information, please call me at 212-801-6496.

Sincerely,

Greenberg Traurig, LLP

/s/ Alice L. Connaughton
Alice L. Connaughton
Shareholder

cc:	Sherri W. Schugart, Hines Global REIT II, Inc.